02040307

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Commission File Number: 0-30204

For May 23 to June 11, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: June 11, 2002

By:
Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ GROUP PRESS RELEASE

A-Bone

Coverage Expansion of A-Bone Roaming Platform to Korea

TOKYO, May 23, 2002 – Internet Initiative Japan Inc. (IIJ, Nasdaq: IIJI) today announced that its 26.7% owned affiliate, Asia Internet Holding Co., Ltd. (AIH) has expanded the service area of "A-Bone Roaming Platform" to Korea. Having this new access point added, "A-Bone Roaming Platform" covers 7 countries/areas in the Asia region (Japan, Hong Kong, Singapore, Philippines, Thailand, Malaysia and Korea), and 26 European countries based on the global alliance with KPNQwest Communication Services B.V.

Thanks to the cooperation with Hanaro Telecom Inc., this A-Bone Roaming Platform access point in Korea aims to meet the increase of data exchange between Korea and Japan during the upcoming World Cup soccer event held in Korea and Japan beginning on May 31, 2002.

"A-Bone Roaming Platform" enables A-Bone Partner ISPs to provide a highly reliable, quality roaming services for their end customers. The platform is directly connected to "A-Bone", the Asian-wide IP backbone network.

About AIH
Asia Internet Holding Co., Ltd. (AIH) was established in 1995, to construct and operate "A-Bone", the Internet backbone network covering the Asia Pacific region. A-Bone directly links countries in the region with high-speed and large-capacity circuits, which enables intra-Asian information traffic to be routed effectively. AIH is supported by shareholders in the region such as Internet Initiative Japan (IIJ), Sumitomo Corporation, NTT Communications, Itochu Corporation, Telekom Malaysia and Communications Authority of Thailand. For more about A-Bone/AIH, please refer to http://www.abone.net/

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Adds New Roaming Access Point in Korea

TOKYO, May 23, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that new Internet roaming access point in Korea has been activated effective today. This new addition is expected to meet the demand for Internet roaming access in Korea, especially during the upcoming World Cup soccer event held in Korea and Japan beginning on May 31, 2002.

Currently 700 roaming access points at 55 countries/region in Asia, the U.S. and Europe are available for customers using IIJ's dialup access services (*). Since its inception of the service, customers enjoy reliable and high-quality roaming access that is designed to accommodate a variety of business applications, such as Internet access during business trips.

(*) IIJ Roaming Service is being offered to users of Enterprise Dialup IP Service (dialup service for remote users of in-house networks), its dialup account package service for enterprises, IIJ Dialup Standard, IIJ Dialup Advanced and IIJ4U, IIJ's dialup access service for individuals.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 3

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Add Variations to IIJ Download Site Service

TOKYO, May 27, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that as of June 1, 2002, the Company will add two variations (15Mbps and 20Mbps) to the IIJ Download Site Service, a value-added hosting service dedicated for downloading large files such as software and moving images. At the same time, the fee schedule will be lowered by approximately 15% for three existing variations: 25Mbps, 50Mbps and 80Mbps.

Since it was launched in November 2001, the IIJ Download Site Service has earned a strong reputation as Japan's first value-added hosting service dedicated to large file downloads. The added variations will allow users to upgrade services at a lower fee schedule, as well as to modify bandwidth settings to more finely tailor to the customers' traffic needs.

The fees for the 15Mbps and 20Mbps will be JPY80,000 and JPY100,000, respectively. The fee for the 25Mbps will change from JPY140,000 to JPY120,000, from JPY260,000 to JPY220,000 for the 50Mbps, and from JPY400,000 to JPY340,000 for the 80Mbps.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 4

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Start MFLET'S-capable Options for Individual Users

-- NTT East's new broadband wireless access available as free trial option from June 2002 --

Tokyo, May 29, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it will begin a free trial offering of MFLET'S-capable options for its individual services (IIJ4U, IIJ*mio* DSL/SF, and IIJ*mio* FiberAcess/SF) from June 6, 2002, in conjunction with the launch of MFLET'S service by NTT East from June 6, 2002. MFLET'S is the new line up of NTT East's broadband access services named "FLET'S", offering broadband wireless access. This new MFLET'S compatibility will allow users of IIJ's individual services to enjoy Internet connectivity using MFLET'S wireless access points. The trial option covers Tokyo and Hokkaido and will be available by the middle of December 2002. Details on the commercial launch of the MFLET'S-capable options will be provided at a later date.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 5

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Add "Family 100 type" Variations to its B-FLET'S-compatible Connectivity Services

TOKYO, June 3, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company will add new variations to its existing three B-FLET'S compatible connectivity services beginning September 2002. IIJ will incorporate NTT West's newest broadband access service line called "Family 100 Type", which is a part of the B-FLET'S lineup. Family 100 offers FTTH (Fiber To The Home) access at a maximum speed of 100Mbps in the western part of Japan.

The new variations are available for IIJ's FiberAccess/F service for the corporate market, and the IIJ4U and IIJ*mio* FiberAccess/SF services for the individual market. The initial charge for the IIJ FiberAccess/F service over the Family 100 Type line is JPY50,000, with a monthly charge ranging from JPY25,000 and JPY100,000, depending upon the number of IP addresses allocated. IIJ4U offers service over the Family 100 Type line as an alternative option to its regular service with a monthly charge of JPY2,000. The monthly charge for the IIJ*mio* FiberAccess/SF service over the Family 100 Type line is JPY8,000 with no initial charge.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 6

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Introduces Service Level Agreement Program for Individual Users of its IIJ*mio* Prime Mail Service

TOKYO, June 11, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) announced that the company has introduced a service level agreement (SLA) program to provide quality assurance for subscribers of its IIJ*mio* Prime Mail Service, an e-mail service for individuals, effective as of today. The SLA program is designed to ensure the service stability and reliability of the IIJ*mio* Prime Mail Service by establishing a quantitative benchmark. Under the SLA program, if the servers drop service for more than 15 minutes, IIJ will give its subscribers a 10% credit against the amount invoiced for the following month's services *. The SLA covers only the availability of service servers, and not value-added functions such as virus elimination. Along with the SLA introduction, IIJ has strengthened its monitoring operations in order to secure and enhance service quality management ever further.

* The ceiling for credit shall be the monthly charge for the month.

"This is further proof how we differentiate our services against the intensive price-competition in Japan's retail market," said Koichi Suzuki, President and CEO of IIJ. "Since the launch of IIJ*mio* Prime Mail Service in September 2001, the service has contrasted the market trend, and has been well-received by individuals who place extremely high value on security and the service quality of their email accounts. We will continue to focus on providing top-level service quality, which enables us to develop technologies to remain on the cutting edge of the ever-changing Internet and network market."

Also effective today, IIJ has added a new "record reference" function to the IIJ*mio* Prime Mail Service, which enables users to access their personal email histories to trace receive/send records back 30 days through IIJ's user support web page. The SLA program and the new function are provided to customers at no extra charge.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 7

Note Regarding Forward-Looking Statements

This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F/A dated October 11, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

(TRANSLATION)

June 11, 2002

TO OUR SHAREHOLDERS:

Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
3-13, Kanda Nishiki-cho,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 10th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 10th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (the "Company"), which is to be held as outlined below.

In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the power of attorney by indicating whether you agree or not to the proposals under each agendum and affixing your seal thereto.

1. Date and time: 1:00 p.m., June 26, 2002 (Wednesday)

2. Place: Conference Room on the third floor at the offices of Internet Initiative Japan Inc.
Takebashi Yasuda Bldg.
3-13, Kanda Nishiki-cho
Chiyoda-ku, Tokyo, Japan

3. Agenda of the meeting:

Subjects to be reported:

Reports of the business reports, balance sheets and income

statement of the 10th fiscal year (from April 1, 2001 to March 31, 2002)

Subjects to be resolved:

Item 1: Approval of disposal of losses for the 10th fiscal year

Item 2: Amendments to the Articles of Incorporation

(The summary of each agendum is stated in the "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy" attached hereto.)

Item 3: Election of a director

Item 4: Election of a statutory auditor

Item 5: Granting of retirement allowance to a retiring director

- End -

(Attachment)

Business Report for the Tenth Fiscal Year
April 1, 2001 through March 31, 2002

I. Summary of Business

(1) History and Results of Business

In this fiscal year, Japan's business stagnation became even more serious evidenced by weaking individual consumption and decreased capital investment due to a decline in corporate profits. Notwithstanding such a slump in the economy in general, the data communications market, including the Internet business, is still expanding. The Internet has become more important communication infrastructure to support corporate activities for companies in general, and furthermore IT-related investments made by the private sector continue to increase. The Internet technology used as an infrastructure base for B-to-C related businesses, including on-line securities trading and electronic commerce, and B-to-B related businesses, including electronic procurement has been spreading in the country. The intra-company network building and restructuring of the Company, which applies such technology is also expanding. In the government sector, a computerization plan of administrative services toward realization of so-called "electronic government" is under progress. Under these circumstances, the capacity of data communications in consumer market is continue to increase to become so-called "broadband" age. According to the statistics published as of the end of March 2002 by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, the number of subscribers using CATV network amounted to 1,450,000, 85% increase from the same month of the previous year, and those using DSL service amounted to 2,380,000, 33 times more of the same month of the previous year. These statistics show that the diffusion of "broadband" services has been accelerated.

In such business environment, the Company has continuously developed new services focussing to the customers' needs, and provided comprehensive high value-added services for comprehensive solution mainly to the government or municipal offices and business corporations. Through providing such solution services, we made an effort to increase revenues from our existing customers, found new customers and expanded sales. We also strengthened the relationships within our group in order to enhance functions for the comprehensive solution. Particularly with IIJ Technology Inc. and Crosswave Communications Inc. in the areas of sales and services development, we have promoted the group management.

As to the Internet connectivity service, one of our core businesses, we continued to provide the Internet connectivity and value-added services incidental thereto to government offices and business corporations, and focused on HSMN (High Speed Media Network), high capacity Internet connectivity services for broadband operators such as CATV.

The Company provides system integration services, incidental to the Internet connectivity and value-added services, including design, development, delivery and operation of systems to government and municipal offices or business corporations, mainly in cooperation with our subsidiary, IIJ Technology Inc. As a result of timely seizure of expanded IT-related investments and corporate needs for network restructuring, the sales of system integration services steadily increased.

With regard to the sales of equipment, we promoted the sale of "SEIL", a router developed by the Company, to improve the value-added functions of our Internet connectivity services.

In the area of network infrastructure, we have expanded its backbone to meet the demand for broadband Internet and also expanded our Internet data centers operations. We also succeeded in making a substantial cost reduction of costly international backbone lines procurement by reducing the unit cost per capacity due to the increased supply of submarine cables. New Internet Data Centers opened in Kyoto in November (in cooperation with Crosswave Communications Inc.) and in the Philippines (constructed by AyalaPort Makati, Inc., our affiliated company), and we now have ten centers in Japan and two overseas under our group. Crosswave Communications Inc. plans to complete its own large-scale data center facilities (in Yokohama and Kawaguchi) in 2003, they will serve strategically as network hubs for providing a variety of total solutions to our customers.

For this fiscal year, our sales grew to ¥32,044 million, up 18.9% compared to the previous year due to growth of each business segment. We recorded for the first time in four years an operating income of ¥17 million, a ¥2,085 million increase compared to the previous year due to increased operating income resulted from an increase in total revenues and cost reduction in international backbone lines procurement. On the other hand, due to a decrease in interest received, we recorded an ordinary loss of ¥560 million, a ¥113 million increase compared to the previous year while we improved the net loss for the current year of ¥1,160 million, a 727 million increase compared to the previous year.

(* These financial figures presented above are based on accounting principles generally accepted in Japan, Japan GAAP).

(2) Tasks to be addressed by the Company

Our business is steadily growing with expansion of data communications market which includes the Internet. In order to continue to expand our business and to strengthen our secure business foundation, we continue to provide highly competitive solutions and strengthen our profit base. The immediate tasks to be addressed by us to achieve these purposes are as follows:

1. Strengthening of relationships within our group

In order to meet diversifying needs of our customers, we need to strengthen our relationships within the group in the areas of management policy, service development and sales operation, to provide total solutions to our customers and to enhance our presence more.

2. Provision of services to meet needs of the market

In order to meet diversifying needs of our customers, we need to provide services that accurately reflect the market. With the penetration of broadband services, the markets for the Internet connectivity and value-added services are rapidly changing, and it is important for us to promptly introduce services that respond to such a change. In order to develop our sales activities through proposing total solutions, it is important for us to provide overall service lineup that responds to the customers' network needs, which maximizes our technical advantages. Furthermore, R&D activities of next generation network service based on a mid- and long-term perspective are also important.

3. Human resource development and recruitment

We need to foster and secure additional employees in order to maintain and strengthen our competitiveness. It is important for us to train and improve engineers to maintain and improve their technical level and to reinforce sales effort.

In responding to the above tasks, we continue to make every effort to develop our business in a manner that meets the expectations of our shareholders. We hope that you will continue to extend your kind support for us.

(3) Operating results and changes in properties

(Thousands of Yen)

	7th Fiscal year	8th Fiscal Year	9th Fiscal Year	10th Fiscal Year
	FY 1998	FY 1999	FY 2000	FY 2001
Sales	14,749,690	23,480,113	26,944,586	32,044,785
Recurring loss	1,380,299	2,968,253	673,494	560,025
Net loss	1,358,350	3,018,777	1,897,001	1,169,894
Net loss per share	¥71,946.52	¥134,287.23	¥84,386.18	¥52,041.54
Total assets	10,716,864	33,276,144	46,786,758	42,729,183
Net assets	1,013,841	15,817,439	17,540,405	14,497,585
Net assets per share	¥ 53,699.20	¥703,622.77	¥780,267.14	¥644,910.39

(Notes)

(a) Net loss per share and net assets per share are calculated based on the number of outstanding shares as of the balance sheet dates.

(b) During the 8th fiscal year, we made our initial public offering on the NASDAQ National Market in the United States and raised ¥17,822,376,000 due to issuance of new shares, resulting in an increase in total asset by ¥17,822,376,000 and in net asset by ¥17,822,376,000.

(c) As from the 9th fiscal year, we have adopted "Accounting Standards for Financial Products" for the evaluation of other securities, which resulted in an increase in total asset by ¥6,241,322,000 and in net asset by ¥3,619,966,000.

(d) The detailed descriptions of the business for the 10th fiscal year are as set forth in "(1) History and Results of Business".

(4) Business combination

(a) Significant subsidiaries

Name of company	Capital	Share-holding ratio	Primary business
IIJ Technology Inc.	¥1,700,000,000	64.1%	Network integration service
IIJ America Inc.	US$10,300,000	90.2%	Internet access service in the U.S.

(b) Process of business combination

During this fiscal year, we made additional capital investment of US$1,800,000 to IIJ America, Inc. as a result of acceptance of the allocation of new shares to a third party. This resulted in an increase in our shareholding ratio in said company from 88.2% to 90.2%.

(c) Results of business combination

For this fiscal year, we have four consolidated subsidiaries, consisting of IIJ Technology Inc., IIJ Media Communications Inc., IIJ America Inc. and Net Care, Inc., and eight companies are accounted for under the equity method.

Consolidated sales under the U.S. accounting standards are ¥39,904,613,000, and the consolidated loss for the year under review is ¥7,446,135,000.

(5) Capital spending

During this fiscal year, we further committed our efforts in the implementation of additional network operation center (NOC) equipment, update of communications equipment, and development of customer-based system. The total capital spending during this fiscal year was ¥935,412,000.

(6) Financing

During this fiscal year, we shifted part of the short-term loans to long-term loans. The total amount of outstanding loans remains the same as that of the end of the previous term.

II. Summary of the Company (as of March 31, 2002)

(1) Main businesses

Provision of Internet access service

Network development and provision of data center service

(2) Main offices

Name	Address	Functions
Head office	3-13, Kanda Nishiki-cho, Chiyoda-ku, Tokyo	Head office functions, supervision of Kanto region
Kansai Branch Office	2-1-1, Edobori, Nishi-ku, Osaka	Supervision of Kansai region
Nagoya Branch Office	1-24-30, Meieiki-Minami, Nakamura-ku, Nagoya	Supervision of Tokai region
Sapporo Branch	3-1-25, Kitasanjo-Nishi, Chuo-ku, Sapporo	Supervision of Hokkaido region
Hokuriku Branch	5-5, Ushijimashinmachi, Toyama	Supervision of Hokuriku region
Chushikoku Branch	2-16, Inari-cho, Minami-ku, Hiroshima	Supervision of Chugoku and Shikoku region
Kyushu Branch	1-1-1, Tenjin, Chuo-ku, Fukuoka	Supervision of Kyushu region
Tohoku Branch	4-6-1, Ichiban-cho, Aoba-ku, Sendai	Supervision of Tohoku region
Okinawa Branch	1-7-1, Kumoji, Naha-shi	Supervision of Okinawa region
Tokyo NOC	Chiyoda-ku, Tokyo	Network operation center
Nishi-Tokyo NOC	Tama City, Tokyo	(same as above)
Ariake NOC	Koto-ku, Tokyo	(same as above)
Kashiwa NOC	Kashiwa City	(same as above)
Chiba NOC	Chiba City	(same as above)
Urawa NOC	Saitama City	(same as above)
Sapporo NOC	Sapporo City	(same as above)
Sendai NOC	Sendai City	(same as above)
Yokohama NOC	Yokohama City	(same as above)
Toyama NOC	Toyama City	(same as above)
Kanazawa NOC	Kanazawa City	(same as above)
Hamamatsu NOC	Hamamatsu City	(same as above)
Nagoya NOC	Nagoya City	(same as above)
Osaka NOC	Osaka City	(same as above)
Kobe NOC	Kobe City	(same as above)
Kyoto NOC	Kyoto City	(same as above)
Okayama NOC	Okayama City	(same as above)
Okazaki NOC	Okazaki City	(same as above)
Hiroshima NOC	Hiroshima City	(same as above)
Takamatsu NOC	Takamatsu City	(same as above)
Fukuoka NOC	Fukuoka City	(same as above)
Kitakyushu NOC	Kitakyushu City	(same as above)
Kumamoto NOC	Kumamoto City	(same as above)
Okinawa NOC	Naha City	(same as above)

(Note) Each NOC is equipped with communication equipment.

(3) Shares

1. Number of total shares issued: 75,520 shares
2. Number of total shares outstanding: 22,480 shares
3. Number of shareholders as of the balance sheet date: 98
4. Major shareholders (described below)

Shareholder name	Investment in the Company		Investment by the Company in each shareholder	
	Number of shares held	Equity stake	Number of shares held	Equity stake
Depositary Nominee Incorporated	6,041 shares	26.87%		
Sumitomo Corp.	1,582 shares	7.03%		
Itochu Corp.	1,561 shares	6.94%		
Koichi Suzuki	1,344 shares	5.97%		
NTT Communications Corporation	1,252 shares	5.56%		
The Dai-Ichi Mutual Life Insurance Co.	1,116 shares	4.96%		
Software Research Associates Inc.	781 shares	3.47%		
JAFCO Co.	720 shares	3.20%		
UFJ Bank Limited	686 shares	3.05%	8 shares	0.0%
Applied Research Institute, Inc.	620 shares	2.75%		
The Sumitomo Mitsui Banking Corporation	606 shares	2.69%	2,000 shares	0.0%
The Fuji Bank	606 shares	2.69%		
Toyota Motor Corp.	600 shares	2.66%		

(Note)

(a) The Fuji Bank, together with The Dai-Ichi Kangyo Bank and The Industrial Bank of Japan, established Mizuho Holdings, Inc., the 100% parent company, as of September 29, 2000 by share transfer. As a result, the Fuji Bank stock owned by the Company was exchanged with that of Mizuho Holdings, Inc., and the Company owns four (4) shares of the Mizuho Holdings stock as of the balance sheet date.

(4) Employees

Category	Number of employees	Annual change	Average age	Average years of service
Male	262	+59	32.2	3.0
Female	79	+12	29.2	2.4
Total	341	+71	30.8	2.8

(Notes)

(a) The above figures do not include 8 staff members seconded from other companies.

(b) The above figures do not include 92 employees seconded by the Company to other companies.

(5) Main sources of borrowings

Source	Outstanding borrowings (Thousands of Yen)	Number of the company's shares and equity stakes held by sources	
		Number of shares held	Equity stake
UFJ Bank	2,800,000	686 shares	3.05%
The Fuji Bank	1,860,000	606 shares	2.69%
The Sumitomo Mitsui Banking Corporation	1,860,000	606 shares	2.69%
The Industrial Bank of Japan	1,200,000	100 shares	0.44%
The Bank of Tokyo-Mitsubishi	200,000	50 shares	0.22%
The Mitsubishi Trust & Banking Corp.	400,000	9 shares	0.04%

(6) Directors and statutory auditors

Position in the company	Name	Assignment or main occupation
President & Representative Director	Koichi Suzuki	
Director	Akio Onishi	Executive Vice President, Crosswave Communications Inc.
Director	Yasuhiro Nishi	General manager of administrative division
Director	Toshiya Asaba	Manager of network engineering technology department
Director	Shunichi Kozasa	Assistant General Manager, Services Division
Director	Hideshi Hojo	Assistant General Manager, Marketing Division
Director	Kazumasa Utashiro	Manager, Systems Technology Department
Standing Statutory Auditor	Hideki Matsushita	
Statutory Auditor	Tsumoru Suzuki	Standing Statutory Auditor, IIJ Technology Inc.
Statutory Auditor *	Shingo Yoshii	Corporate Officer of Sumitomo Corp./Assistant General Manager, Network Business Division
Statutory Auditor *	Hiroo Inoue	General Manager of Information Technology Business Dept. of Itochu Corp.

* Outside statutory auditors pursuant to Article 18-1 of the Law for Special Exceptions to Commercial Code concerning Audit, Etc. of Stock Company.

Directors and statutory auditors who assumed offices during the year under review are as follows:

Title	Name	Date of Assumption of Office
Director	Kazumasa Utashiro	June 27, 2001
Statutory Auditor	Hiroo Inoue	June 27, 2001
Statutory Auditor	Tsumoru Suzuki	June 27, 2001
Statutory Auditor	Shingo Yoshii	June 27, 2001

Directors and statutory auditors who resigned from their offices during the year under review are as follows:

Title	Name	Date of Assumption of Office
Director	Hiroyuki Fukase	June 27, 2001
Statutory Auditor	Yukihiro Yoshida	June 27, 2001
Statutory Auditor	Eizo Kobayashi	June 27, 2001

III. Significant Event, Which Occurred after the Company's Balance Sheet Date, regarding the Conditions of the Company (Subsequent Event)

Crosswave Communications Inc. ("Crosswave"), an affiliate of the Company, entered into a syndicated loan agreement as of May 21, 2002 for an aggregate sum of 20 billion yen with a syndicate of four banks comprising of The Sumitomo Mitsui Banking Corporation, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank, Ltd. In this connection, the Company, which is the largest shareholder of Crosswave, agreed to provide a CDS(*) of 5 billion yen, and executed an agreement with the syndicate as of said date, pursuant to which the Company shall maintain a deposit of 5 billion yen with The Sumitomo Mitsui Banking Corporation as the source funds of the CDS.

(*) Cash Deficiency Support: a commitment by the Company in the limit of 5 billion yen to cover any future shortage in the principal and interest payment funds of Crosswave.

The aforementioned unit figures are rounded down to the nearest 1,000 yen.

The Financial Statements presented herein are translations of the originals, which were prepared in a manner of accounting principles generally accepted in Japan, Japan GAAP.

Balance Sheet

As of March 31, 2002

Assets		Liabilities	
Item	Amount	Item	Amount
	\ thousand		\ thousand
[Current assets]	[15,548,311]	[Current liabilities]	[8,421,120]
Cash	9,343,866	Accounts payable	1,209,011
Accounts receivable - trade	5,063,487	Short-term borrowings	3,520,000
Inventories	507,191	Current portion of long-term debt	1,400,000
Work in progress	1,206	Accounts payable-other	2,011,084
Supplies	42,473	Income taxes payable	14,141
Prepaid expenses	211,287	Consumption tax payable	73,501
Accounts receivable - other	179,774	Advance received	130,376
Short-term loans receivable	191,547	Deferred Revenue	19,245
Other current assets	45,971	Deposits received	34,390
Allowance for doubtful accounts	△ 38,494	Other current liabilities	9,368
[Non-current assets]	[27,014,810]	[Non-current liabilities]	[19,810,477]
(Property and equipment)	(428,501)	Long-term borrowings	3,400,000
Leasehold inprovements	242,129	Convertible notes	15,000,000
Data communication equipment and office equipment	573,102	Accrues pension cost	145,378
Accumulated depreciation	△ 386,730	Deferred tax liabilities	1,265,098
(Intangible non-current asset	(2,254,677)		
Telephone rights	214,698	Total liabilities	28,231,597
Software	2,039,979		
(Investments, etc.)	(24,331,631)	Shareholders' equity	
Investments in securities	20,709,239		
Subsidiaries' stock	1,945,126	[Common stock]	[7,082,336]
Investments in capital	368,272		
Long-term loans Receivable	170,000	[Legal reserve]	[12,228,896]
Long-term prepaid Expenses	71,316	Additional Paid-in capital	12,228,896
Guarantee deposits	1,112,996		
Other investments	74,223	[Accumulated deficit]	[6,560,687]
Allowance for doubtful accounts	△ 119,543		
		Undisposed deficit for the current	6,560,687
[Deferred Assets]	(166,062)	(incl. Net loss for the current period)	(1,169,894)
Issuance cost of convertible notes	166,062		
		[Accumulated other comprehensive income]	[1,747,041]
		Unrealized gain on available for-sale securities	1,747,041
		Total shareholders' equity	14,497,585
Total assets	42,729,183	Total liabilities and shareholders' equity	42,729,183

Income statement

Internet Initiative Japan Inc.

Income statement

From April 1, 2000 to March 31, 2001

Item	Amount	
		\ thousand
(Recurring profit and loss)		
(Operating profit and loss)		
[Sales]		32,044,785
[Cost of sales]		28,145,082
Gross profit		3,899,703
[Sales, general and administrative expenses]		3,882,573
Operating income		17,130
(Non-operating income and expenses)		
[Non-operating income]		
Interest and dividends income	126,934	
Commissions received	29,858	
Foreign exchange gain	252,073	
Other non-operating income	15,625	424,490
[Non-operating expenses]		
Interest expense	128,642	
Interest expense on convertible notes	262,500	
Amortization of issuance of new stock	143,462	
Amortization of issuance of convertible notes	166,062	
Provision for allowance for doubtful accounts	80,000	
Other non-operating expenses	220,979	1,001,646
Recurring loss		560,025
(Extraordinary items)		
[Extraordinary loss]		
Write down of inventories	6,530	
Loss on disposal of property and equipment	4,448	
Impairment loss on investment in equity securities	440,791	
Loss on valuation of golf club memberships	383	
Impairment loss on subsidiaries' stock	143,574	595,726
Loss before income tax		1,155,752
Income taxes		14,141
Net loss		1,169,894
Deficit brought forward		5,390,793
Undisposed deficit for the current period		6,560,687

1. Significant accounting policies

(1) Valuation standards and methods for securities

Securities for holding until maturity: amortized cost method.

Shares of subsidiaries and affiliates: stated at cost based on the moving average method.

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the end of the fiscal term (all of the variances resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale are calculated using the moving average method.)

Securities whose market price is not quoted: stated at cost based on the moving average method.

(2) Valuation standards and methods for derivatives, etc.: market value method, in principle.

(3) Valuation standards and methods for inventories

Merchandise and supplies: stated at cost based on the moving average method.

Work-in-process: specific-order cost method.

(4) Depreciation methods used for fixed assets

Tangible fixed assets: declining balance method.

The depreciable asset whose acquisition value is ¥100,000 or more but less than ¥200,000 is depreciated in equal installments over three years.

The number of useful years of main depreciable assets are as specified below:

Building and fixtures:	8-15 years
Tools, furniture and fixtures:	3-15 years

Intangible fixed assets: straight line method.

The software used by the Company is depreciated over the number of useful years for internal use, i.e., five years.

(5) Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(6) Deferred assets

Stock issue cost: amortized in equal installments over three years.

Bond issue cost: amortized in equal installments over three years.

(7) Basis for recording of allowances

Allowance for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case ofcredits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncorrectable amount after assessment of likelihood of non-payment of individual credit.

Allowance for employees' retirement benefits: To prepare for payments of retirement benefits to employees, an allowance is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.

The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(8) Accounting for important hedging transactions

The Company uses interest swaps in order to hedge the risk of fluctuation of the interest rate on loans payable, pursuant to the internal rules prescribing the authorities and maximum transaction volumes, etc. concerning derivative transactions.

Since the accounting for interest swaps are processed according to special tax treatment, the evaluation of the their validity is omitted.

(9) Consumption tax, etc.

Consumption tax is separately recorded.

2. Notes to balance sheet and income statement

(1) Monetary claims and liabilities to subsidiaries

Short-term monetary claims: 431,869 thousand yen

Short-term monetary liabilities: 991,922 thousand yen

(2) Major foreign currency-denominated assets and liabilities

Current foreign currency deposit: 3,173,852 thousand yen
(23,818 thousand U.S. dollars)

Accounts receivable-trade: 28,309 thousand yen
(212 thousand U.S. dollars)

Short term loans: 140,301 thousand yen
(1,052 thousand U.S. dollars)

Investment securities:

7,493,302 thousand yen
(67,431 thousand U.S. dollars)

79,127 thousand yen
(800,000 thousand Korean Won)

82,410 thousand yen
(37,400 thousand Philippine Pesos)

Subsidiaries' shares: 139,946 thousand yen
(1,057 thousand U.S. dollars)

Accounts payable-trade: 83,591 thousand yen
(627 thousand U.S. dollars)

Amounts payable: 56,781 thousand yen
(426 thousand U.S. dollars)

(3) In addition to the fixed assets recorded on the balance sheet, electronic office equipment, modems, routers, terminal adapters, etc. are used under lease contracts.

(4) Of the investment securities, shares of affiliate companies for which fair market values are available are recorded at the acquisition prices, although their fair market values are significantly below the acquisition prices.

(5) Liabilities for guarantee

Outstanding liabilities for guarantees: 3,200 thousand yen

Outstanding guarantees given by submitting a letter of guarantee concerning management advisory services: 133,687 thousand yen (1,003 thousand U.S. dollars)

(6) Stock Options under Article 280-19, Paragraph 1 of the Commercial Code

Date of resolution of the general meeting of shareholders	April 7, 2000	June 27, 2001

Class of shares to be issued	Common shares	Common shares
Stock Options outstanding	3,851,420 thousand yen	797,230 thousand yen
Issue price	13,055,664 yen	2,018,306 yen

(7) Limitation on dividend payments as provided for in Article 290, Paragraph 1, Item 6 of the Commercial Code

Amount of net asset increased due to asset valuation based on market values: 1,747,041 thousand yen

(8) Net loss per share: ¥52,041.54

(9) Transactions with subsidiaries

Sales: 805,918 thousand yen

Purchases: 8,583,550 thousand yen

Turnover from non-operating transactions: 12,067 thousand yen

(10) Loss on valuation of stockholdings in subsidiaries

The loss on valuation of stockholdings in subsidiaries was due to the valuation loss on stockholding in IIJ America Inc.

(11) Loss on valuation of golf club memberships

Due to doubtful repayment of money deposits, a valuation loss on golf club memberships of 383 thousand yen was added to the allowance for doubtful accounts.

(12) Retirement benefits

Outline of the current retirement benefit system

The Company employs, as a defined retirement benefit system, a lump-sum retirement allowance system and a tax-qualified retirement pension plan funded by accumulated internal reserve pursuant to the Regulations for Retirement Benefits. The rate of the retirement benefits funded under the tax-qualified retirement pension plan has reached 70 percent. The Company is a member of *Zenkoku Joho Service Sangyo Kosei Nenkin Kikin* (JJK: the Japan Information Service Industry Welfare Pension Fund), which pension system adopts such irregular treatment method as provided for in Paragraph 33 of the Guidelines for Retirement Benefit Accounting Practices. The balance of the Company's pension assets as of the end of the current term calculated on the basis of its premium payments in proportion to the balance of the aggregate pension assets of the aforementioned Pension Fund stands at 782,274 thousand yen, while the premiums paid by the Company for the current term was 50,748 thousand yen.

1. Matters concerning retirement benefit obligations (as of March 31, 2002)

	(In thousand yen)
Retirement benefit obligations	-¥443,318
Plan assets	339,951
Unfunded retirement benefit obligations	-103,367
Expensed portion of the difference resulting from actuarial computations	-42,011
Retirement benefit allowance	-145,378

(Note: The above figures do not include welfare pension fund.)

2. Matters concerning retirement benefits expenses (from April 1, 2001 to March 31, 2002)

	(In thousand yen)
Service cost	98,446
Interest expense	6,636
Projected income from investment	-6,733
Disposal of cost of difference accrued from changes in accounting standards	-4,950
Retirement benefit expenses	93,399

Note: The above figures do not include the amount of the premiums paid to the welfare pension fund.

3. Matters concerning the bases for computations of the retirement benefit liabilities, etc.

Allocation method of projected retirement benefit per period: Fixed amount per period

Discount rate: 2.0%

Rate of projected income from investment: 2.5%

Number of years used for amortization of difference resulting from actuarial computations: 14 years (Differences are amortized and disposed as expenses in the subsequent fiscal terms using the straight line method, for which a certain number of years not exceeding the employees' average remaining service years at the time of the accrual is used.)

(13) Tax-effect accounting, etc.

1. Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets

Loss carried-forward for tax purposes:
2,537,721 thousand yen

Loss on investments in or loans to affiliates:
399,591 thousand yen

Special contribution to pension fund: 61,059 thousand yen

Others: 58,043 thousand yen

Subtotal of deferred tax assets: 3,056,414 thousand yen

Valuation allowance: -3,056,414 thousand yen

Total of deferred tax assets: --

Deferred tax liabilities

Difference from valuation of other securities:
1,265,098 thousand yen

Total of deferred tax liabilities: 1,265,098 thousand yen

Net amount of deferred tax liabilities:
1,265,098 thousand yen

2. Rough account of difference between statutory effective tax rate and burden ratio of income tax, etc. after adoption of tax effective accounting

Statutory effective tax rate: 42.0%

(Adjustments):

Additions to valuation reserves: -40.5%

Others: -2.7%

Burden ratio of income tax, etc. after adoption of tax effective accounting: -1.2%

* The aforementioned figured have been rounded down to the nearest 1,000 in the respective units.

Internet Initiative Japan Inc.

Proposed Disposition of Losses

(Unit: Yen)

Description	Amount
Undisposed deficit for the current period	6,560,687,914
To be disposed as follows:	
Deficit carried forward to the next period	6,560,687,914

(TRANSLATION)

May 27, 2002

INDEPENDENT AUDITORS' REPORT

Mr. Koichi Suzuki
Representative Director and President
Internet Initiative Japan Inc.

Tohmatsu & Co.

Representative Partner, Engagement Partner,
Certified Public Accountant:
Hitoshi Matsufuji

Engagement Partner, Certified Public Accountant:
Shuko Shimoe

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the declaration of accumulated deficit and the supplementary schedules (with respect to accounting matters only) of Internet Initiative Japan Inc. for the tenth fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examination was made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our examination, in our opinion,

(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3) The declaration of accumulated deficit are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial code of Japan.

The subsequent event described in the business report has a material effect on the financial position and the results of operations of the Company in the following fiscal years.

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT BY THE BOARD OF STATUTORY AUDITORS

(Certified Copy)

AUDIT REPORT

The Board of Statutory Auditors of the Company received reports from each of the Statutory Auditors regarding the methods and results of the audit of the performance by the Directors of their duties during the Company's 10th fiscal year, which began on April 1, 2001 and ended on March 31, 2002. Based on our review of and discussions regarding such reports, we hereby report the following:

1. Summary of Auditing Methods Used by Statutory Auditors

In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Statutory Auditors, each of the Statutory Auditors made inquiries to the Directors, etc., with regard to the results of business, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Also, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.

As for transactions made by the Directors which competed with the business of the Company, transactions between the Directors and the Company which were conflicted with the interests of the Company, benefits given without charges by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the Directors, etc., and conducted detailed examinations of such transactions.

2. Results of Audit

(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Tohmatsu & Co., are appropriate.

(2) We acknowledge that the business report present fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.

(3) We did not find anything that should be specified with respect to the proposal on the disposition of losses in light of the conditions of the assets and liabilities and other circumstances of the Company.

(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.

(5) As for the performance by the Directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation.

In addition, we did not discover any breach of duties by the Directors in light of the transactions made by any of the Directors which competed with the business of the Company, transactions between any of the Directors and the Company that were conflicted with the interests of the Company, benefits given without charges by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

May 30, 2002

Board of Statutory Auditors
Internet Initiative Japan Inc.

Standing Statutory Auditor: Hideki Matsushita (Seal)
Statutory Auditor: Tsumoru Suzuki (Seal)
Statutory Auditor: Shingo Yoshii (Seal)
Statutory Auditor: Hiroo Inoue (Seal)

Note: Two of the Statutory Auditors, Shingo Yoshii and Hiroo Inoue, are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki Kaisha.

Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:

   Internet Initiative Japan Inc.
   Koichi Suzuki, Representative Director

2. Total number of outstanding shares having voting rights:

   22,480 shares

3. Agenda of the meeting and reference matters:

Item 1: Approval of disposal of losses for the 10th fiscal year

The method of disposal of losses for the 10th fiscal year is as stated in the aforementioned document attached hereto.

Item 2.: Amendments to the Articles of Incorporation

You are requested to approve amendments to the present Articles of Incorporation as follows.

1. Reason for the amendments:

(1) The objects of the Company shall be amended in order to prepare for future business development and to define the objects more clearly.
Article to be amended: Article 2 (Objects)

(2) Pursuant to Law No. 79 of 2001 that provides for the abolition of par value shares and the revision of fractional share system, amendments to provisions as necessary and changes in article numbers shall be made. In particular, said law sets forth that the rights of holders of fractional shares shall be naturally granted by law (Article 220-3 of the Commercial Code of Japan), therefore the provision of Article 7 of the present Articles of Incorporation setting forth the rights of holders of fractional shares shall be deleted. Said law also sets forth that no issuance of fractional share certificates shall be allowed, so the provisions of Articles 13, 33 and 34 of the present Articles of Incorporation that presuppose the issuance of fractional share certificates shall be respectively amended.
Articles to be amended: Article 5 (Total Number of Shares Authorized to

be Issued), Article 6 (Value of Each Par Value Share), Article 7 (Rights of Holders of Fractional Shares), Article 13 (Record Date), Article 20 (Election of Directors), Article 27 (Election of Statutory Auditors), Article 33 (Fixing of Shareholders for Payment of Dividends), Article 34 (Interim Dividends)

(3) Pursuant to Law No. 128 of 2001 that provides for the creation of stock acquisition right and the introduction of measures that enable exercise of voting rights at general meetings of shareholders and production of corporate documents in an electromagnetic manner, amendments to provisions as necessary and changes in article numbers shall be made.

Articles to be amended: Article 8 (Special Exception Concerning the Rights to Subscribe for New Shares), Article 12 (Transfer Agent), Article 13 (Record Date), Article 16 (Voting by Proxy), Article 18 (Minutes), Article 33 (Fixing of Shareholders for Payment of Dividends), Article 34 (Interim Dividends)

(4) Pursuant to Law No. 149 of 2001 that provides for the extension of term of office of Statutory Auditors, amendments to provisions as necessary and changes in article numbers shall be made. The term of office of Statutory Auditors who are incumbent before the close of the ordinary general meeting of shareholders held for the first settlement term ending after May 1, 2002 shall be governed by the provisions before the amendment (term of office being three (3) years), therefore a supplementary provision sets forth to this effect.

Articles to be amended: Article 28 (Term of Office of Statutory Auditors)

(5) Amendments to the following provisions and changes in article numbers shall be made, in order to procure flexibility in corporate procedures by changing certain matters, which are presently prescribed in the Articles of Incorporation, to be prescribed in the Regulations of the Board of Directors, the Share Handling Regulations, or the Regulations of the Board of Statutory Auditors, as the case may be.

Articles to be amended: Article 9 (Kinds of Share Certificates), Article 10 (Handling of Shares and Fractional Shares), Article 11 (Notification by Non-Resident Shareholders, etc.), Article 22 (Convocation of Meetings of the Board of Directors), Article 23 (Representative Directors and other directors with special titles, Article 30 (Procedures for Convocation of the Meeting of the Board of Statutory Auditors)

2. Contents of amendments:

Contents of amendments are as follows:
(The amendments are indicated by underlines.)

Present Articles	Proposal of Amendment
(Objects) Article 2. The objects of the Company shall be to engage in the following categories of business: (1) Provision of a value-added information network for consideration under the Telecommunications Business Law; (2) Business of construction for telecommunications; (3) Undertaking of maintenance services for telecommunications facilities; (4) Manufacture, maintenance, sale, purchase, lease, and export and import of telecommunications' machinery and equipment, and systems and software concerning telecommunications; (5) Undertaking of research and study concerning the telecommunications market and telecommunications technology; (6) Planning and designing of, and introduction and guidance concerning control and operation of telecommunications systems; (7) The holding of lecture meetings, symposiums and seminars, etc. concerning telecommunications and information processing; (8) The sale and purchase of telephone subscriber's rights; and (9) Any and all businesses incidental to the foregoing.	(Objects) Article 2. The objects of the Company shall be to engage in the following categories of business: (1) Telecommunications business; (2) Telecommunications construction business; (3) Manufacture, construction, development, sale, purchase, lease, export and import of telecommunications' machinery and equipment, telecommunications facilities, software and telecommunications systems; (4) Administration, maintenance and operation of telecommunications' machinery and equipment, telecommunications facilities, software and telecommunications systems; (5) Consulting service related to the foregoing; (6) Research, study, education and training related to the foregoing; (7) The sale and purchase of telephone subscriber's rights; and (8) Any and all businesses incidental or related to the foregoing.
(Total Number of Shares Authorized to be Issued) Article 5. The total number of shares authorized to be issued by the Company shall be seventy five thousand five hundred and twenty (75,520) shares.	(Total Number of Shares Authorized to be Issued) Article 5. The total number of shares authorized to be issued by the Company shall be seventy five thousand five hundred and twenty (75,520) shares; provided that in case of retirement of any shares, the number of shares subject to retirement shall be reduced from the total number of shares authorized to be issued.
(Value of Each Par Value Share) Article 6. The par value of each par value share to be issued by the Company shall be fifty thousand (50,000) yen.	Deleted

(Rights of Holders of Fractional Shares) Article 7. 1. The holders of fractional shares in the Company shall be entitled to dividends and interim dividends. 2. In addition to the entitlement referred to in the preceding paragraph, the holders of fractional shares shall also be entitled, subject to resolution of the Board of Directors, to subscribe for new shares, convertible bonds and bonds with warrants to subscribe for new shares when the same is offered to shareholders.	Deleted
(Special Exception Concerning the Rights to Subscribe for New Shares) Article 8. The Company may grant to its directors or employees the rights to subscribe for new shares under the provision of Article 280-19, Clause 1 of the Commercial Code of Japan.	Deleted
(Kinds of Share Certificates) Article 9. All the shares to be issued by the Company shall be of five denominations: share certificate(s) representing one (1) share, five (5) shares, ten (10) shares, fifty (50) shares and one hundred (100) shares.	Deleted
(Handling of Shares and Fractional Shares) Article 10. In addition to the provisions of these Articles of Incorporation, matters concerning the handling of shares and fractional shares of the Company shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	(Handling of Shares and Fractional Shares) Article 6. Kinds of share certificates to be issued by the Company, and matters concerning registration of transfer of shares, registration of pledges, indication of trust property, purchase of fractional shares, reissue of share certificates and other procedures concerning shares and handling charges thereof shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.
(Notification by Non-Resident Shareholders, etc.)	Deleted

Article 11. 1. A shareholder, a registered pledgee, a holder of fractional shares recorded in the original register of fractional shares or its legal representative who does not have address or residence in Japan shall determine a temporary address in Japan or appoint its standing proxy having its address or residence in Japan and shall notify the transfer agent of the Company of such matters. 2. The preceding paragraph shall also apply to any change in the matters notified under the same paragraph.	
(Transfer Agent) Article 12. 1. The Company shall appoint a transfer agent for the handling of its shares and fractional shares. 2. The transfer agent and its place of business shall be designated by a resolution of the Board of Directors. 3. The register of shareholders and the original register of fractional shares of the Company shall be kept by the transfer agent at its place of business, and matters concerning registration of transfer of shares, registration of pledges, indication of trust property, delivery of share certificates, acceptance of reports by shareholders, recording into the original register of fractional shares and other matters concerning shares and fractional shares shall be handled by the transfer agent, and the Company shall not handle any such matters.	(Transfer Agent) Article 7. 1. The Company shall appoint a transfer agent for the handling of its shares and fractional shares. 2. The transfer agent and its place of business shall be designated by a resolution of the Board of Directors. 3. The register of shareholders and the original register of fractional shares of the Company shall be kept by the transfer agent at its place of business, and matters concerning registration of transfer of shares, registration of pledges, indication of trust property, delivery of share certificates, acceptance of reports by shareholders, listing or recording into the original register of fractional shares and other matters concerning shares and fractional shares shall be handled by the transfer agent, and the Company shall not handle any such matters.
(Record Date) Article 13. 1. The shareholders entitled to exercise voting rights at the ordinary general meeting of shareholders of the Company relevant to each fiscal year shall be those shareholders with voting rights who are recorded in the last register of shareholders as of March 31 of the fiscal year.	(Record Date) Article 8. 1. The shareholders entitled to exercise voting rights at the ordinary general meeting of shareholders of the Company relevant to each fiscal year shall be those shareholders with voting rights who are listed or recorded in the last register of shareholders as of March 31 of the fiscal year.

2. In addition to the preceding paragraph, whenever necessary, the Company may provisionally fix a record date after giving a public notice according to a resolution of the Board of Directors and may deem the shareholders or pledgees who are recorded in the last register of shareholders as of the record date, or holders of fractional shares who are recorded in the last original register of fractional shares as of the record date or who deposited their fractional share certificates with the Company as of such date, as the shareholders, registered pledgees or holders of fractional shares entitled to exercise the relevant rights.	2. In addition to the preceding paragraph, whenever necessary, the Company may provisionally fix a record date after giving a public notice according to a resolution of the Board of Directors and may deem the shareholders or pledgees who are listed or recorded in the last register of shareholders as of the record date, or holders of fractional shares who are listed or recorded in the last original register of fractional shares as of the record date, as the shareholders, registered pledgees or holders of fractional shares entitled to exercise the relevant rights.
(Voting by Proxy) Article 16. 1. A shareholder may exercise his/her voting right through another shareholder having voting rights acting as a proxy in a general meeting of shareholders. 2. In the case of the preceding paragraph, such proxy shall submit to the Company an instrument evidencing his/her power as proxy for each general meeting of shareholders.	(Voting by Proxy) Article 11. 1. A shareholder may exercise his/her voting right through another shareholder having voting rights acting as a proxy in a general meeting of shareholders. 2. In the case of the preceding paragraph, the shareholder or his/her proxy shall submit to the Company an instrument evidencing his/her power as proxy for each general meeting of shareholders.
(Minutes) Article 18. The summary of proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes of the meeting, which shall bear the signatures, or printed names and seal impressions of the chairman of the meeting and the directors who were present at the meeting.	(Minutes) Article 13. The summary of proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes of the meeting, which shall bear the signatures, printed names and seal impressions, or digital signatures of the chairman of the meeting and the directors who were present at the meeting.
(Election) Article 20. The directors shall be elected by a majority vote of shareholders present at a general meeting of shareholders where shareholders representing one third (1/3) or more of the total number of issued shares with voting rights are present; provided that cumulative	(Election) Article 15. A resolution for election of directors shall be made by a majority of voting rights of the shareholders present at the meeting where the shareholders representing one third (1/3) or more of the total number of the voting rights of all shareholders

voting shall not be adopted for such election.	are present; provided that cumulative voting shall not be adopted for such election.
(Convocation of Meetings of the Board of Directors) Article 22. 1. Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President. 2. The notice of convocation of a meeting of the Board of Directors shall be given to each director and statutory auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances.	(Convocation of Meetings of the Board of Directors) Article 17. 1. Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President. 2. The notice of convocation of a meeting of the Board of Directors shall be given to each director and statutory auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances. 3. Matters concerning operation of meetings of the Board of Directors, etc. shall be governed by the Regulations of Board of Directors to be prescribed by the Board of Directors.
(Representative Directors and other directors with special titles) Article 23. 1. Representative Directors shall be elected among directors by the resolution of the Board of Directors. Each Representative Director shall severally represent the Company. 2. The Board of Directors may, by its resolution, select from among its members one chairman of the Board of Directors, one President, several Managing Directors.	(Representative Directors and other directors with special titles) Article 18. 1. Representative Directors shall be elected among directors by the resolution of the Board of Directors. Each Representative Director shall severally represent the Company. 2. The Board of Directors may, by its resolution, select from among its members one chairman of the Board of Directors, one President, several Vice Presidents, several Senior Managing Directors, several Managing Directors.
(Election) Article 27. Statutory auditors shall be elected by a majority vote of shareholders present at a general meeting of shareholders where shareholders representing one third (1/3) or more of the total number of issued shares with voting rights are present.	(Election) Article 22. A resolution for election of statutory auditors shall be made by a majority of voting rights of the shareholders present at the meeting where the shareholders representing one third (1/3) or more of the total number of the voting rights of all shareholders are present.
(Term of Office of Statutory	(Term of Office of Statutory

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Auditors) Article 28. The term of office of statutory auditors shall expire at the close of the ordinary general meeting of shareholders in relation to the last settlement of accounts within three (3) years following their assumption of office.	Auditors) Article 23. The term of office of statutory auditors shall expire at the close of the ordinary general meeting of shareholders in relation to the last settlement of accounts within four (4) years following their assumption of office.
(Procedures for Convocation of the Meeting of the Board of Statutory Auditors) Article 30. A notice of the convocation of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor at least three (3) days prior to the date set for such meeting; provided, however, that such period may be shortened under pressing circumstances.	(Procedures for Convocation of the Meeting of the Board of Statutory Auditors) Article 25. 1. A notice of the convocation of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor at least three (3) days prior to the date set for such meeting; provided, however, that such period may be shortened under pressing circumstances. 2. Matters concerning operation of meetings of the Board of Statutory Auditors, etc. shall be governed by the Regulations of Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors.
(Fixing of Shareholders for Payment of Dividends) Article 33. Dividends shall be paid to the shareholders or pledgees who are listed in the last register of shareholders as of March 31 of each year, or the holders of fractional shares who are listed in the last original register of fractional shares as of the same date or who deposited their fractional share certificates with the Company as of such date.	(Fixing of Shareholders for Payment of Dividends) Article 28. Dividends shall be paid to the shareholders or pledgees who are listed on recorded in the last register of shareholders as of March 31 of each year, or the holders of fractional shares who are listed on recorded in the last original register of fractional shares as of the same date or who deposited their fractional share certificates with the Company as of such date.
(Interim Dividends) Article 34. The Company may, by resolution of the Board of Directors, pay interim dividends to shareholders or pledgees listed in the last register of shareholders as of September 30 in each year or the holders of fractional shares listed in the last original register of fractional shares as of the same day or deposited their fractional share certificates with the Company as of	(Interim Dividends) Article 34. The Company may, by resolution of the Board of Directors, pay interim dividends to shareholders or pledgees listed or recorded in the last register of shareholders as of September 30 in each year or the holders of fractional shares listed or recorded in the last original register of fractional shares as of the same day.

such date.	
New provision	(Supplementary Provision) Article 1. With regard to the term of office of statutory auditors who are incumbent before the close of the ordinary general meeting of shareholders held for the first settlement term ending after May 1, 2002, the phrase "within three (3) years following their assumption of office" in Article 23 hereof shall be read as "within four (4) years following their assumption of office".

Item 3: Election of a director

Shareholders are asked to approve the election of one director as a replacement of one of the incumbent directors, Shunichi Kozasa, who is to complete his term of office at the close of this general meeting of shareholders. The candidate for the director is as follows:

Name and date of birth	Brief summary of career	Number of shares owned
Takamichi Miyoshi May 5, 1963	Joined the Company in April 1993 Appointed to General Manager, Network Operations & System Administrations, Technology Department in April 1994(currently holding the position) Appointed to director of IIJ Technology Inc. upon the incorporation thereof in November 1996 while holding the above position Appointed to director of atom Co., Ltd. in June 2001 while currently holding the above office	60

There is no special interest between the above candidate and the Company.

Item 4: Election of a statutory auditor

Shareholders are asked to approve the election of one statutory auditor as a replacement of one of the incumbent statutory auditors, Shingo Yoshii, who is to complete his term of office at the close of this general meeting of shareholders. This agendum has been approved by the Board of Statutory Auditors for presentation at this general meeting of shareholders.

The candidate for the statutory auditor is as follows:

Name and date of birth	Brief summary of career	Number of shares owned

Bumpei Katayama February 16, 1954	Joined Sumitomo Corporation in April 1976 Appointed to General Manager, Information & Telecommunications Dept. in April 2001 to present	0

There is no special interest between the above candidate and the Company.

Mr. Bumpei Katayama is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Kabushiki-Kaisha."

Item 5: Granting of retirement allowance to a retiring director

The Company wishes to present retirement bonus in the amount of 4,630,000 yen to Shunichi Kozasa, the director who will complete his term as, and retire from the position of, director upon the closing of this general meeting of shareholders in order to reward his efforts during his term. Shareholders are requested to entrust the Board of Directors of the Company with the decision of the specific time and manner of the presentation thereof.

Specified below is the brief summary of the career of the retiring director.

Name and date of birth	Brief summary of career	Number of shares owned
Shunichi Kozasa January 11, 1949	Joined the Company in April 1998 Appointed to director in June 1999 to present	20